UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

November 8, 2013

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

FOR IMMEDIATE RELEASE

Bladex leads successful international syndication of a $125 million Pre-Export
Finance Facility for Ingenio Magdalena S.A. (Guatemala)

Panama City, Republic of Panama, November 8, 2013 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex”, or “the Bank”, NYSE: BLX) announced today the closing of a US$125 million syndicated Pre-Export Finance Facility in favor of Guatemalan-based Ingenio Magdalena S.A., one of the largest sugar producers and exporters in Guatemala and one of the largest exporters of refined sugar in Latin America, with a diversified business mix that includes energy generation and the production of hydrous alcohol.

Bladex was the Sole Lead Arranger, Bookrunner, and Administrative/Collateral Agent under the transaction. Participating banks include several leading financial institutions based in Europe, New York, Central America and Brazil.

The transaction, closed at the end of October 2013, was launched at US$100 million but up-sized by the client to US$125 million due to over-subscription.

Mr. Alejandro Jaramillo, Head of Loan Structuring & Distribution at Bladex stated, “This important transaction continues to demonstrate Bladex's skills and commitment in providing financial solutions to its clients—in this case financing the exports of one of the leading sugar producers in Latin America. The Bank continues to strengthen its Structuring & Distribution team, and it is well-positioned to arrange syndications that respond to its clients´ medium-term financing needs.”

Bladex is a Panama-based supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank has offices in Argentina, Brazil, Colombia, Mexico, Panama, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For more information, please access our website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

Bladex

Business Park Torre V, Piso 5 / Avenida La Rotonda / Urbanización Costa del Este

Panama City, Panama

Tel: (+507) 210-8630

E-mail address: cschech@bladex.com